John Bean Technologies Corporation

70 West Madison Street, Suite 4400

Chicago, Illinois 60602

(312) 861-5900

June 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Bean Technologies Corporation
Registration Statement on Form S-4 (File No. 333-279438)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), John Bean Technologies Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) to 4:00 p.m., Eastern Time, on June 25, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Sophia Hudson at (212) 446-4750, Jennifer Lee at (212) 909-3021 or Zoey Hitzert at (212) 909-3324, of Kirkland & Ellis LLP, special counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[signature page follows]

Very truly yours, JOHN BEAN TECHNOLOGIES CORPORATION

By:	/s/ Brian A. Deck
Name:	Brian A. Deck
Title:	President and Chief Financial Officer

Signature Page to Acceleration Request